Exhibit 99.1

NEWS RELEASE

PENN WEST PROVIDES 2012 INVESTOR DAY WEBCAST PLAYBACK

Calgary, AB—(Oct. 19, 2012) Penn West Petroleum Ltd. (TSX:PWT) (NYSE:PWE) notifies all interested parties that a copy of the Investor Day presentation as well as a playback from the Penn West Investor Day, held in Calgary, Alberta on October 17, 2012, can be found at the following URL:

http://event.on24.com/r.htm?e=529064&s=1&k=A1BBA04AE58716C7FB5CD8D46AFBAA1F

FOR FURTHER INFORMATION PLEASE CONTACT:

Penn West Exploration

Suite 200, 207 – 9th Avenue S.W.

Penn West Plaza

Calgary, Alberta T2P 1K3

403-777-2500

403-777-2699 (FAX)

Toll Free: 1-866-693-2707

www.pennwest.com

Penn West Exploration

Murray Nunns

President & Chief Executive Officer

403-218-8939

murray.nunns@pennwest.com

or

Penn West Exploration

Clayton Paradis

Manager, Investor Relations

403-539-6343

clayton.paradis@pennwest.com

or

Penn West Exploration

Investor Relations:

Toll Free: 1-888-770-2633

investor_relations@pennwest.com